Exhibit 99.2

2019 Corporate Governance Statement

This Corporate Governance Statement of Benitec Biopharma Limited (the Company) has been prepared in accordance with the 3rd Edition of the Australian Securities Exchange’s (ASX) Corporate Governance Principles and Recommendations of the ASX Corporate Governance Council (ASX Principles and Recommendations). The Company’s ASX Appendix 4G, which is a checklist cross-referencing the ASX Principles and Recommendations to the relevant disclosures in either this statement, our website or Annual Report, is contained on our website at www.benitec.com

This statement has been approved by the Company’s Board of Directors (Board) and is current as at 29th of August 2019.

The ASX Principles and Recommendations and the Company’s response as to how and whether it follows those recommendations are set out below.

Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1 - A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

The Board is ultimately accountable for the performance of the Company and provides leadership and sets the strategic objectives of the Company. It appoints all senior executives and assesses their performance on at least an annual basis. It is responsible for overseeing all corporate reporting systems, remuneration frameworks, governance issues, and stakeholder communications.

The Board sets objectives, goals and strategic direction along with a policy framework within which management then works. Management is responsible for implementing Board strategy, day-to-day operational aspects, and ensuring that all risks and performance issues are brought to the Boards attention. They must operate within the risk and authorisation parameters set by the Board. The Board monitors this on a regular basis. Any functions not reserved for the Board and not expressly reserved for members by the Corporations Act and ASX Listings Rules are reserved for senior executives.

Recommendation 1.2 - A listed entity should: (a) undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

The Company undertakes comprehensive reference checks prior to appointing a director, or putting that person forward as a candidate to ensure that person is competent, experienced, and would not be impaired in any way from undertaking the duties of director. The Company provides relevant information to shareholders for their consideration about the attributes of candidates together with whether the Board supports the appointment or re-election.

Recommendation 1.3 - A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.

The terms of the appointment of a non-executive director, executive directors and senior executives are agreed upon and set out in writing at the time of appointment.

Recommendation 1.4 - The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.

The Company Secretary reports directly to the Board through the Chairman and is accessible to all directors as required from time to time.

Recommendation 1.5 - A listed entity should (a) have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them; (b) disclose that policy or a summary of it; and (c) disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them, and either: (1) the respective proportions of men and women on the Board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or (2) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

The Company has a diversity policy which communicates the Board’s commitment to promote gender diversity and to assess the Company’s progress on an annual basis. The diversity policy aims to provide a work environment where employees have equal access to career opportunities, training and benefits. It also aims to ensure that employees are treated with fairness and respect, and are not judged by unlawful or irrelevant reference to gender, age, ethnicity, race, cultural background, disability, religion, sexual orientation or caring responsibilities. This commitment enables the Company to attract and retain employees with the best skills and abilities. A copy of the Company’s diversity policy is available on the Benitec website.

The diversity policy outlines the requirements for the Board to develop measurable objectives for achieving diversity, and annually assess both the objectives and the progress in achieving those objectives. Accordingly, the Board has developed the following objectives regarding gender diversity and aims to achieve these objectives as director and senior executive positions become vacant and appropriately qualified candidates become available:

	Actual 2017	Actual 2018	Actual 2019	Target 2020*
Women on the Board	1	1	1	1
Women in senior management roles	5	4	6	3
Women employees in the Company	12	11	15	10

No entity within the consolidated entity is a ‘relevant employer’ for the purposes of the Workplace Gender Equality Act 2012 and therefore no Gender Equality Indicators to be disclosed.

*Note: the reduction in ‘Target 2020’ numbers in comparison to Actual 2019 numbers are a consequence of the Company’s recent reduction in staff count.

Recommendation 1.6 - A listed entity should (a) have and disclose a process for periodically evaluating the performance of the Board, its committees and individual directors; and (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The Board reviews its performance annually, as well as the performance of individual Committees and individual directors (including the performance of the Chairman as Chairman of the Board). This process includes undertaking a review of its performance and that of its committees and individual Directors which will involve a self-assessment process including the completion and evaluation of questionnaires on Board and management matters. The results of this review are collated and analysed by the Board.

Most recently, the Board undertook a review of its performance in February of 2019. The next review is expected to take place during the financial year ended 30 June 2020.

Recommendation 1.7 - A listed entity should (a) have and disclose a process for periodically evaluating the performance of its senior executives; and (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Annually, the Board conducts a performance assessment of the CEO against specific performance measures determined ahead of time. Shortly prior to the commencement of the 2018/19 financial year the Company appointed its current CEO and Executive Chairman. Similarly, the Company undertakes assessments of its senior executives. The focus of these performance reviews are to set specific objectives aligned with the Company’s broader business and strategic objectives. The Company then monitors performance against them for each executive. Meetings were held with each employee throughout the year to determine their performance objectives and goals.

Principle 2: Structure the board to add value

Recommendation 2.1 - The board of a listed entity should (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address Board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

The Board maintains a combined Remuneration and Nominations Committee, whose members at the date of this report were:

Director’s name	Executive status	Independence status
Kevin Buchi	Non-Executive Chairman	Independent
Peter Francis	Non-Executive Director	Independent

Both the Committee member and the Chair are independent. The Charter of the Committee is available at the Company’s website. Given the small size of the Company’s Board, the Committee only has two members.

The number of Committee meetings held and attended by each member is disclosed in the

‘Meetings of directors’ section of the Directors’ report in the Annual Report.

Recommendation 2.2 - A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.

The Board’s skills matrix indicates the mix of skills, experience and expertise that are considered necessary at Board level for optimal performance of the Board. The matrix reflects the Board’s objective to have an appropriate mix of industry and professional experience including skills such as leadership, governance, strategy, finance, risk, IT, HR, policy development, and customer relationship. Where the Board identifies areas where it may consider itself to be deficient or lacking in the appropriate knowledge, it may choose to bring in external consultants to assist. Between its members, the Board seeks to ensure that it possesses the below skills, experience, and expertise:

General / strategic / business (applicable to all Board members)

•	Outstanding track record as a business leader, preferably as CEO or President; an independent thinker with experience at dealing with multiple shareholders;
•	Track record of business leadership and demonstrable grasp of modern board practice and principles;
•	Ability to guide, facilitate and empower the debate of critical issues, leveraging all board members’ skills and knowledge to achieve consensus and deliver results;
•	Global expertise/knowledge of key international markets in related technology areas;
•	Enriches the diversity of the Board;
•	Ability to constructively question business plans and advise on company strategy;
•	Knowledge and experience in legal, regulatory and compliance environment applicable to listed entities and biotech industry; and

•	Experience in managing areas of major risk to the business and understanding the key areas of risk in technology space.

Commercialisation

•	Experience with spin-offs or repositioning businesses for sustained growth and long-term value creation;
•	Global expertise/knowledge of key international markets (biotech and pharmaceutical industry) and proven knowledge of key customers and risks associated with the business;
•	Recent business development experience in leading and/or overseeing partnering or licensing deals for related biotech and pharmaceutical fields;
•	Good business instincts, and ability to direct business for sustained growth;
•	Ability to define commercial objectives and advise on strategy using commercial judgment;
•	Experience with business-to-business brand marketing in a global organisation; and
•	Knowledge of regulatory issues, FDA, government relations and public policy.

Science / gene therapy

•	Experience in senior leadership roles, preferably in listed companies, in related technology areas;
•

Experience in a gene therapy organization that has advanced gene therapy products from pre-clinical work through the conclusion of a phase I/IIa study. Priority to be given for individuals from organizations with more advanced clinical studies;

•	Fundamental understanding of the development of complex biologics products, with a particular emphasis on regulatory and manufacturing issues;
•	Good understanding of gene therapy technology and its position in relation to other technologies in the pharmaceutical industry;
•	Ability to ask questions relating to technology, and to challenge management and fellow board members on applying technology to suit commercial outcomes; and
•	Established contacts and experience in similar organisations.

Finance

•

Education and experience as, or experience actively supervising, a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

•	Ability to read and comprehend the company’s accounts, financial material presented to the board, financial reporting requirements and some understanding of corporate finance; and
•	Established credentials in fund raising for gene therapy companies is preferred.

Recommendation 2.3 - A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director.

Details of the Board of directors, their appointment dated, length of service as independence status is as follows:

Director’s name	Appointment date	Length of service at reporting date	Independence status
Peter Francis	February 23, 2006	13.5 years	Independent Non-Executive
Kevin Buchi	April 14, 2013	6 years	Independent Non-Executive

Megan Boston	August 16 2016	3 years	Executive Director (independent non-executive until 15 June 2018)
Jerel Banks – Chair	October 26 2016	2.5 years	Executive Chairman and CEO (independent non-executive until 15 June 2018

The Board may determine that a director is independent notwithstanding the existence of an interest, position, association or relationship of the kind identified in the examples listed under Recommendation 2.3 of the ASX Principles and Recommendations.

Details of directors that the Board has declared as independent but which maintain an interest or relationship that could be perceived as impairing independence, and the reason as to the Board’s determination are as follows:

Director’s Name	Details of interest or relationship	Board reasoning why director is independent
Peter Francis	Principal of Francis Abourizk Lightowlers, a professional adviser to the Company.	The Board is satisfied that it will not interfere with the independent exercise of his judgment.

Recommendation 2.4 - A majority of the board of a listed entity should be independent directors.

Having regard to the response to Recommendation 2.3 above, half of the Board at the reporting date were independent.

Recommendation 2.5 - The Chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.

The Company does not currently comply with this recommendation.

The Company’s Chairman, Dr Jerel Banks is not considered to be independent. However, the Board believes that Dr Banks’ skills and experience enable him to effectively exercise independence in his role as Executive Chairman.

The roles of both Chairman and CEO are held by Dr Jerel Banks. The Board, having regard to the Company’s size and stage of development and Dr Banks’ broad skills and experience, considers that the composition of the Board is appropriate and that it is appropriate for Dr Banks to act as the Company’s chairman.

Recommendation 2.6 - A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.

New directors undertake an induction program coordinated by the Company Secretary that briefs and informs the director on all relevant aspects of the Company’s operations and background. A director development program is also available to ensure that directors can enhance their skills and remain abreast of important developments.

Principle 3: Act ethically and responsibly

Recommendation 3.1 - A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.

The Company maintains a code of conduct for its directors, senior executives and employees. In summary, the code requires that each person act honestly, in good faith and in the best interests of the Company; exercise a duty of care; use the powers of office in the best interests of the Company and not for personal gain, declare any conflict of interest; safeguard Company’s assets and information and undertake any action that may jeopardise the reputation of Company.

That code is available on the Company’s website.

Principle 4: Safeguard integrity in corporate reporting

Recommendation 4.1 - The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

The Board maintains a combined Audit and Risk Management Committee, the members of which are:

Director’s Name	Executive Status	Independence Status
Kevin Buchi	Non-Executive	Independent
Peter Francis – Chair	Non-Executive	Independent

The Committee member and Chair are independent directors, satisfying this Recommendation.

Details of the qualifications and experience of the members of the Committee is detailed in the ‘Information of directors’ section of the Directors’ report, in the Company’s Annual Report. The Charter of the Committee is also available at the Company’s website.

The number of Committee meetings held and attended by each member is disclosed in the

‘Meetings of directors’ section of the Directors’ report, in the Company’s Annual Report.

Recommendation 4.2 - The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

For the financial year ended 30 June 2019, and for the half-year ended 31 December 2018, the Board received the required declarations from the CEO and Executive Director.

Recommendation 4.3 - A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.

The audit engagement partner attends the AGM and is available to answer shareholder questions from shareholders relevant to the audit.

Principle 5: Make timely and balanced disclosure

Recommendation 5.1 - A listed entity should (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.

The Board is committed to inform its shareholders and the market of any major events that influence the Company in a timely and conscientious manner. The Company has a Disclosure Committee which, together with the Company’s Board, is charged with responsibility for ensuring the Company complies with the continuous disclosure requirements as set out in ASX Listing Rule 3.1 and the Corporations Act 2001 (Cth). The detailed operation of the Company’s continuous disclosure regime can be found in the Company’s Continuous Disclosure Policy, which can be found on the Company’s website.

In circumstances where an announcement that would ordinarily require approval from the Disclosure Committee or the Board must be immediately disclosed to the market, the Executive Chairman will make all reasonable efforts to have that announcement urgently considered and approved by the Disclosure Committee or the Board (as applicable) prior to release. If such approval cannot be obtained in advance, the Executive Chairman will consider and approve the announcement so that Benitec complies with its continuous disclosure obligations. The announcement must then be considered by the Disclosure Committee or the Board (as applicable) at the first possible opportunity following its release to determine what, if any, further steps are required so that Benitec complies with its continuous disclosure obligations.

The Company’s procedure is to lodge the information with the ASX and Nasdaq, and make the information available on the Company’s website shortly thereafter. All executives of the Company have been made aware of the Company’s obligations with regard to the continuous disclosure regime and have been advised of the Company’s Continuous Disclosure Policy.

Principle 6: Respect the rights of security holders

Recommendation 6.1 - A listed entity should provide information about itself and its governance to investors via its website.

The Company maintains information in relation to governance documents, directors and senior executives, Board and committee charters, annual reports, ASX announcements and contact details on the Company’s website.

Recommendations 6.2 and 6.3

A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors (6.2).

A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders (6.3).

The Board and Company ensures that its shareholders are fully informed of matters likely to be of interest to them. The Company provides all obligatory information such as annual reports, half yearly reports and other ASX required reports in accordance with the law and regulations.

Notices of shareholders’ meetings, annual and extraordinary, are distributed in a timely manner and are accompanied by all information in the Company’s possession relevant to such meetings.

The Company is always available to be contacted by shareholders for any query that the shareholders may have. The queries can be submitted by telephone, email or fax to the Company’s office. The Company has implemented an investor relations program to facilitate effective two-way communication with investors.

The chairman encourages questions and comments at the AGM ensuring that shareholders have a chance to obtain direct response from senior executives and other appropriate Board members. The Company requests that the auditors attend the AGM and are available to answer any questions with regard to the conduct of the audit and their report.

Recommendation 6.4 - A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.

The Company engages its share registry to manage the majority of communications with shareholders. Shareholders are encouraged to receive correspondence from the Company electronically, thereby facilitating a more effective, efficient and environmentally friendly communication mechanism with shareholders. Shareholders not already receiving information electronically can elect to do so through the share registry, Computershare.

Principle 7: Recognise and manage risk

Recommendations 7.1 & 7.2

The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework (7.1).

The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and (b) disclose, in relation to each reporting period, whether such a review has taken place (7.2).

The Board maintains a combined Audit and Risk Committee. The members of the Committee are detailed in Recommendation 4.2 above.

The charter of the Audit and Risk Committee can be found on the Company’s website.

The Audit and Risk Committee reviews the Company’s risk management framework twice yearly to ensure that it is still suitable for the Company’s operations and objectives and that the Company is operating within the risk parameters set by the Board.

Recommendation 7.3 - A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

The Chief Executive Officer and Executive Director have made representations to the Committee on the system of risk management and internal compliance and control which implements the policies adopted by the Board. Although the Company does not have an internal audit function, the Chief Executive Officer and Executive Director have also represented that, to the best of their knowledge, the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Recommendation 7.4 - A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

Refer to the Company’s Annual Report and the SEC F1 statement filed for the NASDAQ IPO (refer ASX lodgements) for disclosures relating to the Company’s material business risks (including any material exposure to economic, environmental or social sustainability risks). Refer to commentary at Recommendations 7.1 and 7.2 for information on the Company’s risk management framework.

Principle 8: Remunerate fairly and responsibly

Recommendation 8.1 - The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

The Board maintains a combined Remuneration and Nominations Committee. The members of the Committee are detailed in Recommendation 2.1 above.

Details of the qualifications and experience of the members of the Committee is detailed in the

‘Information of directors’ section of the Directors’ report.

The Remuneration Committee oversees remuneration policy and monitors remuneration outcomes to promote the interests of shareholders by rewarding, motivating and retaining employees. The committee’s charter sets out the roles and responsibilities, composition and structure of the Committee and is available on the Company’s website.

The number of Committee meetings held and attended by each member is disclosed in the

‘Meetings of directors’ section of the Directors’ report.

Recommendation 8.2 - A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

Non-executive directors are remunerated at market rates for comparable companies for time, commitment, and responsibilities. The Board as a whole determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties, and accountability. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders. Fees for non-executive directors are not linked to the performance of the consolidated entity. However, to align directors’ interests with shareholder interests, the directors are encouraged to hold shares in the Company. Further details in relation to the Company’s remuneration policies are contained in the Remuneration Report, within the Directors’ report.

Recommendation 8.3 - A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it

The use of derivatives or other hedging arrangements for unvested securities of the Company or vested securities of the Company which are subject to escrow arrangements is prohibited. Where a director or other senior executive uses derivatives or other hedging arrangements over vested securities of the Company, this will be disclosed.